Filed Pursuant to Rule 253(g)(2)

File No. 024-11056

Supplement No. 3 to Post-Qualification Offering Circular Amendment No. 1 dated July 17, 2020

20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

(240) 453-6339; www.2020gene.com

This Offering Circular Supplement No. 3 (the “Supplement”) relates to the Post-Qualification Offering Circular Amendment No. 1 of 20/20 GeneSystems, Inc. (the “Company”), dated July 17, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis. The offering will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) July 17, 2021 (one year after this offering on Post-Qualification Amendment No. 1 was qualified by the U.S. Securities and Exchange Commission, or the SEC), or (3) the date on which this offering is earlier terminated by us in our sole discretion.

This Supplement should be read in conjunction with the Offering Circular, Offering Circular Supplement No. 1 filed with the Securities and Exchange Commission on October 5, 2020, and Offering Circular Supplement No. 2 filed with the Securities and Exchange Commission on October 5, 2020 (together, the “Prior Supplements”), and is qualified by reference to the Offering Circular and the Prior Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and the Prior Supplements.

This Supplement is being filed to (i) provide updated disclosure to reflect that, effective December 20, 2020, the Company has engaged StartEngine Primary LLC as its sole placement agent for the offering, (ii) provide updated disclosure to the “Risk Factors” section of the Offering Circular, by inclusion of the additional risk factors contained herein, and (iii) include the information set forth in the Current Report on Form 1-U filed with the Securities and Exchange Commission on February 25, 2021.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 3 to Offering Circular is February 26, 2021.

Effective December 20, 2020, we engaged StartEngine Primary LLC (“StartEngine”), which we refer to in this Supplement as StartEngine, to serve as our sole lead placement agent to assist in the placement of our securities. StartEngine will receive compensation for sales of the shares offered hereby at a fixed commission rate of 7% of the gross proceeds of the offering after December 20, 2020; provided that we may exclude up to 15 institutional investors with which we have a preexisting relationship, the commission rate for whom will be equal to 3.5%.

To public in this offering:	Number of Shares of Series C Preferred Stock(1)	Price to public	Underwriting discount and commissions(1)	Proceeds to issuer(2)
Per share	n/a	$4.40	$0.31	$4.09
Total maximum(3)	3,340,909	$14,700,000	$1,063,613	$13,636,387

To placement agent:	Number of Shares of Common Stock		Price to public		Underwriting discount and commissions		Proceeds to issuer
Placement agent warrants		(1)	$	n/a	$	n/a	$	n/a
Shares of common stock underlying warrants		(1)	$	n/a	$	n/a	$	n/a

(1)	See “Plan of Distribution” for details of the compensation payable to the placement agent. We initially engaged StartEngine to serve as our placement agent to assist in the placement of our securities, which engagement was terminated effective May 16, 2020. The total amount raised during the time of our previous engagement with StartEngine was $1,302,316 and we paid $91,162 in fees and commissions to StartEngine. During our previous engagement with StartEngine, we agreed to issue placement agent warrants to purchase a number of shares of Common Stock equal to 5% of the total of the total number of shares sold during the time of the previous engagement with StartEngine. The placement agent warrants have a five-year term, are exercisable at a price equal to $4.84, which is 110% of the of the public offering price, and will contain a standard cashless exercise provision. The placement agent warrants are being registered under the offering statement of which this offering circular supplement is a part.

We engaged SI Securities, LLC, which we refer to in this Supplement as SeedInvest, on May 18, 2020, to serve as our placement agent to assist in the placement of our securities, which engagement was terminated effective December 9, 2020. The total amount raised during the time of our engagement with SeedInvest was $2,464,510 and we paid $200,129 in fees and commissions to SeedInvest. As of the date of this Supplement, 2,507,539 shares of Series C Preferred Stock remain available under this offering.

As of December 20, 2020, we again engaged StartEngine to act as our sole placement agent in the offering. We will pay to StartEngine a cash commission of 7% of sales of securities that occur after December 20, 2020, provided that we may exclude up to 15 institutional investors with which we have a preexisting relationship, the commission rate for whom will be equal to 3.5%. As part of StartEngine’s compensation, we agreed to issue to StartEngine a number of shares of Series C Preferred Stock equal to 2% of sales of securities that occur after December 20, 2020, will be subjected to a lock-up period of 180 days pursuant to FINRA rule 5110(e)(1). Any such shares issued to StartEngine as part of its compensation will reduce the number of shares available in this offering.

The amount of underwriting discount and commissions in the above table (i) assumes the maximum offering amount is raised, (ii) includes $91,162 in commissions paid to StartEngine for sales of our securities in this offering that took place from the commencement of this offering to May 16, 2020; (iii) includes $200,129 in commissions paid SeedInvest for sales of our securities in this offering that took place between May 18, 2020 through December 9, 2020, and (iv) assumes no sales will be made by StartEngine to investors that qualify for the reduced commission of 3.5%.

(2)	We estimate the total expenses of this offering, excluding the placement agent commissions, will be approximately $250,000. Because this is a best efforts offering, the actual public offering amount, placement agent commissions and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above.

(3)	The Company is making available up to 227,958 shares of the Series C Preferred Stock, or Bonus Shares, in this offering, to members of the StartEngine OWNers bonus program. See “Plan of Distribution -- Discounted Price for StartEngine OWNers.” The Company will not receive consideration for the Bonus Shares. If the Company issues the maximum number of Bonus Share in the offering, the gross proceeds received in the offering will be reduced by approximately $1,000,000. The Company is not increasing the total number of Series C Preferred Stock qualified in this offering to make Bonus Shares available to certain investors.

 The offering

Securities being offered:	Up to 3,340,909 shares of Series C Preferred Stock for total gross proceeds of up to $14,700,000. Up to 227,958 of these shares may be issued as Bonus Shares for no consideration received by the Company. See “Plan of Distribution -- Discounted Price for StartEngine OWNers”. If the Company issues the full number of Bonus Shares, gross proceeds would be reduced by $1,000,000.

Offering price per share:	$4.40 per share.

Minimum subscription:	The minimum subscription amount is $500.

Common Stock outstanding before the offering:	4,725,633 shares.(1)

Preferred Stock outstanding before the offering:	3,411,722 shares convertible into 3,411,722 shares of Common Stock (subject to adjustment).

Preferred Stock outstanding after the offering:	6,752,631 shares (convertible into 6,752,631 shares of Common Stock).

Placement agent:	Effective December 20, 2020, we engaged StartEngine Primary LLC (“StartEngine”), which we refer to in this Supplement as StartEngine, to serve as our sole lead placement agent to assist in the placement of our securities on a “best efforts” basis. See “Plan of Distribution.”

Restrictions on investment amount:	Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Termination of the offering:	The offering will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) the date which is one year after this offering on Post-Qualification Amendment No. 1 was qualified by the SEC or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Proposed listing:	Prior to this offering, there has been no public market for our Common Stock or Series C Preferred Stock. We may apply for the listing of our Common Stock on a national exchange (i.e., NYSE or NASDAQ) or for the quotation of our Common Stock on the OTCQB or OTCQX market maintained by OTC Markets Group Inc. after this offering is successfully concluded, subject to certain considerations, including, without limitation, the size and timing of the completion of this offering, and whether we accomplish certain commercialization milestones.

Use of proceeds:	We intend to use the net proceeds of this offering for sales and marketing, research and development, intellectual property development and protection, cybersecurity and patient privacy protections, and working capital and other general corporate purposes. Pending such uses, we will invest the proceeds of the offering in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States. See “Use of Proceeds” section for details.

Risk factors:	Investing in our securities involves risks. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

(1)	The number of shares of Common Stock outstanding does not give effect to (i) 495,597 shares of our Common Stock issuable upon the exercise of outstanding stock options, (ii) 116,906 shares of our Common Stock issuable upon the exercise of outstanding warrants outstanding, and (iii) shares of Common Stock issuable upon exercise of the placement agent warrants.

RECENT EVENTS

Quotation Agreement

On February 4, 2021, 20/20 GeneSystems, Inc. (the “Company”) entered into a Quotation Agreement with StartEngine Primary, LLC (“Primary”), pursuant to which the Company’s Common Stock is designated as trading on the Alternative Trading System operated by Primary under the name “StartEngine Secondary” (the Secondary Market”). Pursuant to the Quotation Agreement, the Company has agreed to pay a non-refundable application fee of $10,000, payable 12 months after trading on Secondary Market commences, and non-refundable annual quotation fees of $10,000, due each year that its shares trade on Secondary Market for at least two (2) months. Each of the Company and Primary have agreed to indemnify the other from and against any and all losses, claims, damages or liabilities as incurred (including reasonable legal fees or other out-of-pocket expenses and costs of investigation and preparation) to which it may become subject and which are related to or which have arisen under or in connection with the failure to comply with the terms and conditions of the Quotation Agreement.

RISK FACTORS

This Supplement provides updated disclosure to the “Risk Factors - Risks Related to Ownership of our Securities” section of the Offering Circular, by inclusion of the following additional risk factors:

Certain investors are entitled to pay a lower price for our Series C Preferred Stock.

We are offering shares of our Series C Preferred Stock at a per share price of 4.40 per share. As described in “Plan of Distribution -- Discounted Price for StartEngine OWNers,” certain individuals who  are members of the StartEngine OWNers bonus program (“StartEngine OWNers”) will be entitled to receive bonus shares, effectively reducing the per share price they pay to $4 per share. The purchase of Series C Preferred Stock by StartEngine OWNers will have the effect of immediately diluting the  investment of other investors in this offering.

An active trading market may not develop or be sustained following this offering.

There has been no public market for our securities.  While we have signed a quotation agreement to trade our Common Stock on StartEngine Secondary’s new alternative trading system (the “ATS”), investors in this offering would be required to convert their Series C Preferred Stock to Common Stock before they can trade on the ATS. Further, an active trading market for our Common Stock may never develop or, if developed, may not be maintained. If an active market for our Common Stock does not develop or is not maintained, it may be difficult for you to sell the Series C Preferred Stock you purchase in this offering or the underlying Common Stock. An inactive trading market also may impair our ability to raise capital to continue to fund operations by selling shares. The lack of an active market also may reduce the fair market value of our Common Stock.

We may at any time remove our Common Stock from quotation on the ATS.

We may, at any time, remove our Common Stock from quotation on the ATS, in which case, an active trading market may cease to exist.

DILUTION

Immediate Dilution

An early stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

If you invest in our shares, your interest will be diluted to the extent of the difference between the public offering price per share and our net tangible book value per share after this offering. Dilution results from the fact that the public offering price per share is substantially in excess of the net tangible book value per share attributable to the existing stockholders for our presently outstanding shares.

Our net tangible book value was approximately $1.90 million, or $0.23 per share, as of December 31, 2019. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting net intangible assets, deferred tax assets, and prepaid offering expenses from our total consolidated assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per share, after giving effect to the proceeds we will receive from this offering, at a public offering price of $4.40 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

After giving effect to the sale of $14,700,000 of shares in this offering at a public offering price of $4.40 per share, and after deducting placement agent commissions and estimated offering expenses payable by us, but without adjusting for any other change in our pro forma net tangible book value subsequent to December 31, 2019, our pro forma net tangible book value would have been $1.33 per share. This represents an immediate increase in pro forma net tangible book value of $1.10 per share to our existing stockholders and immediate dilution of $3.07 per share to new investors purchasing shares in this offering.

The following table illustrates such dilution:

Public offering price per share	$4.40
Net tangible book value per share at December 31, 2019	$0.23
Pro forma as adjusted net tangible book value per share after this offering	$1.33
Increase in net tangible book value per share to existing stockholders	$1.10
Dilution in net tangible book value per share to new investors	$3.07

For purposes of calculating dilution in net tangible book value per share to new investors in the table above, the placement agent commissions of $1,063,613 (i) assumes the maximum offering amount is raised, (ii) includes $91,162 in commissions paid to StartEngine for sales of our securities in this offering that took place from the commencement of this offering to May 16, 2020; (iii) includes $200,129 in commissions paid SeedInvest for sales of our securities in this offering that took place between May 18, 2020 through December 9, 2020, and (iv) assumes no sales will be made by StartEngine to investors that qualify for the reduced commission of 3.5%.

The following tables summarize the differences between our existing stockholders and the new investors with respect to the number of shares purchased from us in this offering, the total consideration paid and the average price per share paid at a public offering price of $4.40 per share, and before deducting estimated placement agent commissions and estimated offering expenses.

	Share Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Common Stock	4,725,633	41.17%	$9,936,192	27.72%	$2.10
Series A Preferred Stock	846,368	7.37%	2,598,350	7.25%	3.07
Series A-1 Preferred Stock	651,465	5.68%	2,000,000	5.58%	3.07
Series A-2 Preferred Stock	442,402	3.85%	1,413,385	3.94%	3.19
Series B Preferred Stock	1,471,487	12.82%	5,194,349	14.49%	3.53
New investors	3,340,909	29.11%	14,700,000	41.01%	4.40
Total	11,478,264	100.00%	$35,842,276	100.00%	$

The tables above exclude (i) 495,597 shares of our Common Stock issuable upon the exercise of outstanding stock options, (ii) 116,906 shares of our Common Stock issuable upon the exercise of outstanding warrants, and (iii) shares of Common Stock issuable upon exercise of the placement agent warrants. To the extent such stock options or warrants are hereafter exercised, there will be further dilution to our investors. The tables above also exclude dilution that will result from sales of Series C Preferred Stock to StartEngine OWNers pursuant to the StartEngine OWNers bonus program. This program will reduce the effective price per share paid by investors that are members of the StartEngine OWNers bonus program as a result of issuing Bonus Shares for no additional consideration to the Company. See “Plan of Distribution -- Discounted Price for StartEngine OWNers.”

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by our company. The investor’s stake in our company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of our company that you own will go down, even though the value of our company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as a public offering, another crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (such as convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early stage investors most often occurs when a company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2017, an investor invests $20,000 for shares that represent 2% of a company valued at $1 million.

•	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. The investor now owns only 1.3% of the company but the investor’s stake is worth $200,000.

•	In June 2018, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). The investor now owns only 0.89% of the company and the investor’s stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that we have issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of our company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

Effective December 20, 2020, StartEngine Primary LLC, which we refer to in this Supplement as StartEngine, has agreed to act as a placement agent to assist in connection with this offering, subject to the terms and conditions of an engagement letter, as amended from time to time. StartEngine is not purchasing or selling any securities offered by this offering circular, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but has agreed to use its best efforts to arrange for the sale of all of the securities offered hereby. In addition, StartEngine may engage other brokers or selling agents to assist with the placement of securities. We may also sell securities directly to participants in this offering.

Discounts, Commissions and Expenses

StartEngine will receive compensation for sales of the shares offered hereby at a fixed commission rate of 7% of the gross proceeds of the offering after December 20, 2020. The commission rate will be reduced to 3.5% for up to 15 institutional investors with which we have a preexisting.

The following table shows the total discounts and commissions payable to the placement agent in connection with this offering, and (i) assumes the maximum offering amount is raised, (ii) includes $91,162 in commissions paid to StartEngine for sales of our securities in this offering that took place from the commencement of this offering to May 16, 2020; (iii) includes $200,129 in commissions paid SeedInvest for sales of our securities in this offering that took place between May 18, 2020 through December 9, 2020, (iv) assumes no sales will be made by StartEngine to investors that qualify for the reduced commission of 3.5%, and (v) assumes that no Bonus Shares will be issued under the offering:

	Per Share	Total
Public offering price	$4.40	$14,700,000.00
Placement agent commissions	$0.31	$1,063,613
Proceeds, before expenses, to us	$4.09	$13,636,387

During our previous engagement with StartEngine, we agreed to issue placement agent warrants to purchase a number of shares of Common Stock equal to 5% of the total of the total number of shares sold during the time of the previous engagement with StartEngine. The placement agent warrants have a five-year term, are exercisable at a price equal to $4.84, which is 110% of the of the public offering price, and will contain a standard cashless exercise provision. The placement agent warrants are being registered under the offering statement of which this offering circular supplement is a part. As part of StartEngine’s current compensation, we agreed to issue to StartEngine a number of shares of Series C Preferred Stock equal to 2% of sales of securities that occur after December 20, 2020, which will be subjected to a lock-up period of 180 days pursuant to FINRA rule 5110(e)(1). Any such shares issued to StartEngine as part of its compensation will reduce the number of shares available in this offering.

In addition to the foregoing, we are responsible for all offering fees and expenses, including the following: (i) all filing fees and communication expenses relating to the offering with the SEC and the filing of the offering materials with the Financial Industry Regulatory Authority, or FINRA; (ii) all fees and expenses relating to the listing on such stock exchange as we and the placement agent together determine; (iii) all fees, expenses and disbursements relating to the registration or qualification of our securities under the “blue sky” securities laws of such states and other jurisdictions as the placement agent may reasonably designate; (iv) the costs of all mailing and printing of the offering documents; (v) fees and expenses of the transfer agent for the securities; and (vi) the fees and expenses of our accountants, legal counsel and other agents and representatives. We will pay to StartEngine an advance fee of $11,380 for all such out of pocket accountable expenses actually anticipated to be incurred. Any portion of this amount not expended and accounted for shall be returned to us at the end of the engagement.

Assuming that the full amount of the offering is raised, we estimate that the fees and expenses of the offering payable by us, excluding the placement agents’ commissions, will be approximately $250,000.

Further, of the total number of shares of Series C Preferred Stock in this offering, the Company is making available up to 227,958 shares as Bonus Shares in this offering. See “-- Discounted Price for StartEngine OWNers,” below. If the Company issues the maximum number of Bonus Shares in the offering the total gross proceeds from the offering will be reduced by approximately $1,000,000.

We are not under any contractual obligation to engage the StartEngine to provide any services to us after this offering, and have no present intent to do so. However, StartEngine may, among other things, introduce us to potential target businesses or assist us in raising additional capital, as needs may arise in the future. If StartEngine provides services to us after this offering, we may pay StartEngine fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

Discounted Price for StartEngine OWNers

Certain investors in this offering are entitled to 10% bonus shares of our Series C Preferred Stock (effectively a discount on the price paid per share). For example, anyone who is a member of the StartEngine OWNers bonus program will receive 110 shares for every 100 shares they purchase in the offering. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The general public can become members of the StartEngine OWNers bonus program on StartEngine's website for $275 per year.  Membership will automatically renew every year. A member of the program can cancel their renewal at any time. Once the individual cancels, their membership will expire on the next anniversary of their membership. With the OWNer’s Bonus, the investor will earn 10% bonus shares on all investments they make in participating campaigns on StartEngine.  StartEngine Crowdfunding, Inc. will determine whether an investor qualifies as a StartEngine OWNer.

Pricing of the Offering

Prior to the offering, there has been no public market for our securities. The initial public offering price was determined by negotiation between us and the placement agent. The principal factors considered in determining the initial public offering price include:

•	the information set forth in this offering circular and otherwise available to the placement agent;

•	our history and prospects and the history of and prospects for the industry in which we compete;

•	our past and present financial performance;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the placement agent and us.

Investment Limitations

As set forth in Title IV of the JOBS Act, there are limits on how many shares an investor may purchase if the offering does not result in a listing on a national securities exchange. The following would apply unless we are able to obtain a listing on a national securities exchange.

Generally, in the case of trading on the over-the-counter markets, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in the offering. The only investor in this offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act. If you meet one of the following tests you should qualify as an accredited investor:

(i) You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii) You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares of our Common Stock in the offering;

(iii) You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv) You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares in this offering, with total assets in excess of $5,000,000;

(v) You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi) You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii) You are a trust with total assets in excess of $5,000,000, your purchase of shares of our Common Stock in the offering is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares in this offering; or

(viii) You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Offering Period and Expiration Date

This offering will start on or after the date that the offering is qualified by the SEC and will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) the date which is one year after this offering on Post-Qualification Offering Circular Amendment No. 1 was qualified by the SEC or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Procedures for Subscribing

The placement agent intends to use its online platform at startengine.com as the sole technology platform to provide technology tools to allow for the sales of securities in this offering. In addition, the placement agent may engage selling agents in connection with the offering to assist with the placement of securities.

In order to invest, you will subscribe to the offering via the online platform hosted by StartEngine and will agree to the terms of the offering, the subscription agreement and any other relevant exhibit attached thereto. When subscribing through the online platform, payment to the escrow account may be made by ACH electronic transfer, wire transfer of immediately available funds, and debit cards. The minimum subscription amount is $500.

Escrow Account. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors who participate in this offering will be required to deposit their subscription funds in an escrow account held at Prime Trust, LLC, which we refer to as the escrow agent, and such funds that the escrow agent receives shall remain in escrow until a closing has occurred. Upon closing, funds tendered by investors will be made available to us for our use.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. The escrow agent will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable. Upon a closing, the subscription funds will be removed from the escrow account and transferred to our account and our transfer agent will make record of shares owned and deliver a statement to each investor.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). As a result, a non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth. For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares in this offering.

In order to purchase the shares in this offering and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Selling Security Holders

No securities are being sold for the account of security holders. All net proceeds of this offering will go to our company.

Rewards

We intend to offer the following incentives for participation in this offering:

Reservation period perks:

•	For those who convert a reservation of $10,000, twenty transferable multi-cancer or lung tests

•	For those who convert a reservation of $50,000, a lifetime of annual cancer screenings for a spousal pair

•	For those who convert a reservation of $150,000, all of the above plus an all-expenses paid trip (airfare and lodging) for one to travel to Taiwan for a 2-day state-of-the-art platinum level medical checkup including OneTest and a full battery of tests for all body systems

•	For those who convert a reservation of $300,000, all of the above for four individuals

Live campaign perks:

•	For those who invest $2,500, two transferable multi-cancer or lung tests

•	For those who invest $10,000, six transferable multi-cancer or lung tests

•	For those who invest $75,000, twenty transferable multi-cancer or lung tests

•	For those who invest $100,000, a lifetime of annual cancer screenings for a spousal pair

•	For those who invest $200,000, all of the above live campaign perks plus an all-expenses paid trip (airfare and lodging) for one to travel to Taiwan for a 2-day state-of-the-art platinum level medical checkup, including OneTest and a full battery of tests for all body systems

•	For those who invest $250,000, all of the above live campaign perks for two individuals

•	For those who invest $500,000, all of the above live campaign perks for four individuals

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT REWARDS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

USE OF PROCEEDS

After deducting estimated expenses of this offering, we expect net proceeds from this offering of up to approximately $13,385,532. Our current plan, subject to change, is to use the net proceeds for sales and marketing, research and development, intellectual property development and protection, cybersecurity and patient privacy protections, and working capital and other general corporate purposes.

Pending such uses, we will invest the net proceeds of the offering in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States.

The net proceeds of this offering will not be used to compensate or otherwise make payments to our officers or directors except in support of our ordinary compensation arrangements. To the extent that any amount of the proceeds is to be used to acquire assets, these shall be in the ordinary course of business, such as, for example, the acquisition of blood samples or real-world data sets from researchers or clinics worldwide, assays, biomarker detection kits or chemistries, analyzers, instruments, algorithms, computer code, or intellectual properties that enhance our product portfolio.

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors, including, without limitation, scientific and technology developments by us and our competitors, the evolving patent portfolios of our company and its competitors, the opinions and positions of regulators and medical authorities in our most important markets, the costs of sales, marketing and customer acquisition, and the amounts that patients their employers, or third party health insurers are willing to pay for our tests.

The foregoing notwithstanding, the following table sets forth a breakdown of our best estimates of the use of our net proceeds as of the date of this offering circular, assuming the sale of the maximum number of offered shares. The table shows the total discounts and commissions payable to the placement agent in connection with this offering, and (i) assumes the maximum offering amount is raised, (ii) includes $91,162 in commissions paid to StartEngine for sales of our securities in this offering that took place from the commencement of this offering to May 16, 2020; (iii) includes $200,129 in commissions paid SeedInvest for sales of our securities in this offering that took place between May 18, 2020 through December 9, 2020, (iv) assumes no sales will be made by StartEngine to investors that qualify for the reduced commission of 3.5%, and (v) assumes that no Bonus Shares will be issued under the offering:

Price to public	$14,700,000
Placement agent discount and commissions	1,063,613
Other offering expenses	250,000
Net proceeds	$13,386,387

Sales and Marketing	$5,250,000
Research and Development	3,000,000
Intellectual Property Development and Protection	500,000
Cybersecurity and Patient Privacy Protections	250,000
Working Capital and General Corporate	4,386,387
Total use of proceeds	$13,386,387

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. See also “Risk Factors—Risks Related to Ownership of our Securities—We have broad discretion in the use of the net proceeds from this offering, and our use of the offering proceeds may not yield a favorable return on your investment.”

Further, the Company is offering up to 227,958 Bonus Shares in this offering to members of the StartEngine OWNers bonus program. See “Plan of Distribution -- Discounted Price for StartEngine OWNers.” If the Company issues the maximum number of Bonus Share in the offering, the total gross proceeds from the offering will be reduced by approximately $1,000,000. In such case, the Company anticipates that it would reduce the amount reserved for working capital and general corporate.

In the event we do not sell all of the shares being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us.